
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 9, 2003


Second Bancorp Incorporated

(Exact name of registrant as specified in its charter)


Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
108 Main Avenue S.W., Warren, Ohio	44482-1311	
(Address of principal executive offices)	(Zip Code)	

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On January 9, 2003, the Company issued the following press release:


SECOND BANCORP
LOWERS EARNINGS EXPECTATION


Warren, Ohio, January 9, 2003—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP") announced today that the impact of persistently low interest rates and a generally sluggish economy will hold earnings for the just completed fourth quarter and for the year 2002 to levels somewhat below expectations. The Company's net earnings for the quarter before branch reconfiguration expenses (see below) are expected to be $.48 per share compared to consensus estimates of $.52 and, for the year, are expected to be $1.93 per share compared to the consensus $1.96. Despite the lowered earnings expectation for the quarter and year, net earnings for 2002 are expected to exceed 2001 by 14%.

As was announced by the Company on October 17, 2002, expenses associated with subsidiary Second National Bank's branch reconfiguration strategy will further reduce earnings for the quarter and year on a GAAP basis by an estimated $2 million ($.14 per share after tax). Those expenses will be offset in 2003 by a $6 million gain on the sale of two Second National branches which is pending regulatory approval and is expected to be completed during the first quarter.

In total, the result of the aforementioned items is expected to lower the Company's net income per share to $.34 for the fourth quarter and $1.79 for the year.


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Second Bancorp Treasurer David L. Kellerman stated "Low interest rates like those we've experienced for the last 12 months are generally a sign of slowing economic activity and are the result of the Federal Reserve's attempts to stimulate growth by reducing the cost of capital. Persistent and, many would say, unprecedented low interest rates and an economy in its second year of slow or no growth will inevitably have a restraining impact on the earnings of financial institutions which rely on net interest margin and credit quality to generate a significant portion of their income. The lower than expected earnings we are signaling today are the result of narrow interest margins, accelerated prepayments in our mortgage servicing portfolio and financial pressure experienced by our traditional consumer and commercial borrowers."

Second Bancorp further announced it expects the same business and economic pressures to similarly restrain earnings growth in 2003. The Company currently estimates that net income for the year will be in the range of $2.06 per share, an increase of approximately 7% over anticipated 2002 earnings.

Second Bancorp will report actual fourth quarter and annual 2002 earnings January 23, 2003 and will conduct its customary conference call to discuss financial performance the following day.

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Second Bancorp is a $1.8 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax) or cstanitz@secondnationalbank.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: January 9, 2003   /s/ David L. Kellerman
                             David L. Kellerman, Treasurer

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